December 31, 2012

Via Edgar

Attention: Anne Nguyen Parker

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re: Armada Oil, Inc.

Registration Statement on Form S-4

Filed November 29, 2012

File No. 333-185185

Dear Ms. Parker,

We serve as counsel to Armada Oil, Inc. (the “Company”) in connection with the preparation of the above referenced Registration Statement on Form S-4 (the “Form S-4”). Reference is hereby made to the comment letter dated December 21, 2012 (the “Comment Letter”), specifically to comment number 3, which is reproduced in its entirety below. This partial response to the Comment Letter is made in accordance with our telephone conversation of December 27, 2012. All capitalized but undefined terms used herein are intended to have the meaning set forth in the Form S-4.

Comment:

Material United States Federal Income Tax Consequences of the Acquisition, page 83

3. We note your discussion of the material tax consequences of the acquisition to stockholders, including your disclosure that Armada and Mesa believe that the consummation of the transactions contemplated by the Acquisition Agreement will constitute a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code. We also note your disclosure regarding the resulting tax effects. It appears that such tax consequences are material to investors. Please obtain and file an opinion of counsel as to the tax consequences. See Item 601(b)(8) of Regulation S-K. Please also refer to Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings, at Sections III and IV, available at: http://www.sec.gov/interps/legal/cfslb19.htm.

430 Park Avenue, Suite 702, New York, New York 10022

Tel: 212-246-3030 ● Fax: 212-246-3039 ● Web: www.SandCllp.com

Sierchio & Company, LLP

Response:

Based upon a review of both Staff Bulletin No. 19 and Regulation S-K Item 601(b)(8), we are of the opinion that a tax opinion is required where “the tax consequences are material to an investor and a representation as to tax consequences is set forth in the filing” (emphasis added). We are in agreement with the Staff that the tax consequences of the proposed transaction are “material” to investors, as “there is a substantial likelihood that a reasonable investor would consider the information to be important in deciding how to vote or make an investment decision;” however, neither the Company nor Mesa Energy Holdings, Inc. (“Mesa”) intended, or intends, to make a representation regarding the tax consequences of the proposed transactions and the statements regarding the possible tax consequences of the transaction were qualified in their entirety by a statement that the Company and Mesa “believe” that the transaction will constitute a “reorganization.” Moreover, the statement was additionally qualified in its entirety by a statement that neither the Company nor Mesa:

“has obtained or will obtain either a tax opinion from legal counsel or a ruling from the Internal Revenue Service regarding the tax consequences to Mesa’s stockholders of the consummation of the transactions contemplated by the Acquisition Agreement, nor is the completion of the Acquisition conditioned upon the receipt of such, and no assurance can be given that Armada and Mesa’s belief as to the U.S. federal income tax consequences of the consummation of the transactions contemplated by the Acquisition Agreement will not be challenged by the Internal Revenue Service or, if challenged, will be upheld by a court having jurisdiction over the matter.”

Given the Staff’s request that the Company obtain and provide a tax opinion, it would appear that the Staff is of the opinion that the statement currently included in the Form S-4 regarding the tax consequences to Mesa’s stockholders of the consummation of the transactions contemplated by the Acquisition Agreement has been deemed to be a representation by the Company as to those tax consequences. Accordingly, the Company proposes to replace the statement regarding the tax consequences to Mesa’s stockholders of the consummation of the transactions contemplated by the Acquisition Agreement in the Form S-4 in its entirety with the following:

Mesa and Armada Will Not Obtain a Tax Opinion or Revenue Ruling Regarding the Potential United States Federal Income Tax Consequences of the Acquisition

Although the Acquisition Agreement contemplates that the consummation of the transactions described therein will constitute a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code, neither Armada nor Mesa has obtained or intends to obtain either a tax opinion from legal counsel or a ruling from the Internal Revenue Service regarding the tax consequences to Mesa’s stockholders of the consummation of the transactions contemplated by the Acquisition Agreement, nor is the completion of the Acquisition and related transactions conditioned upon the receipt of such tax opinion or revenue ruling.

The Internal Revenue Service, or a court of competent jurisdiction, may or may not hold that the consummation of the transactions described in the Acquisition Agreement constitute a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code.

Accordingly, Mesa stockholders are urged to consult their tax advisors as to the United States federal income tax consequences of the transactions contemplated by the Acquisition Agreement, as well as the effects of state, local and non-United States tax laws. See “Risk Factors.”

We are of the opinion that this proposed disclosure is not, and should not be construed as, a representation by either the Company or Mesa regarding the tax consequences to Mesa’s stockholders of the consummation of the transactions contemplated by the Acquisition Agreement. This disclosure does not state whether the consummation of the transactions contemplated by the Acquisition Agreement in fact constitutes a “reorganization.”

430 Park Avenue, Suite 702, New York, New York 10022

Tel: 212-246-3030 ● Fax: 212-246-3039 ● Web: www.SandCllp.com

Sierchio & Company, LLP

We believe the proposed disclosure, as set forth above, addresses the Staff’s concerns and eliminates the need for the Company to obtain and provide a tax opinion.

We propose to retain the risk factor regarding the absence of a tax opinion or revenue ruling as the substance of the risk factor would apply regardless of whether or not a tax opinion was obtained.

Additionally, the Company undertakes to make conforming changes throughout the Form S-4 as needed to ensure that all statements regarding the tax consequences to Mesa’s stockholders of the consummation of the transactions contemplated by the Acquisition Agreement are consistent with the proposed change to the current language.

The Company will address the remainder of the Staff’s comments included in the Comment Letter under separate cover by amending the Form S-4 and filing a separate correspondence after receipt of a response to this letter. Should you wish to further discuss this matter please don’t hesitate to contact me at (212) 246-3030.

Sincerely,

/s/ Joseph Sierchio
Joseph Sierchio

430 Park Avenue, Suite 702, New York, New York 10022

Tel: 212-246-3030 ● Fax: 212-246-3039 ● Web: www.SandCllp.com